SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

Applied Micro Circuits Corporation

(Name of Subject Company)

Applied Micro Circuits Corporation

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

03822W406

(CUSIP Number of Class of Securities)

Dr. Paramesh Gopi

4555 Great America Pkwy, Suite 601,

Santa Clara, California 95054

(408) 542-8600

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Jorge del Calvo, Esq.

Alan B. Kalin, Esq.

Davina K. Kaile, Esq.

Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street

Palo Alto, CA 94304

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Applied Micro Circuits Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on December 21, 2016, and amended on January 4, 2017, on January 17, 2017 and on January 18, 2017 (as amended from time to time, the “Schedule 14D-9”) relating to the tender offer by Montana Merger Sub I, Inc., a Delaware corporation (the “Purchaser”) and a direct wholly owned subsidiary of MACOM Technology Solutions Holdings, Inc., a Delaware corporation (“MACOM”), to acquire all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”), in exchange for consideration, for each share validly tendered and not properly withdrawn, in the form of (i) $3.25 in cash and (ii) 0.1089 shares of MACOM common stock, plus cash in lieu of fractional shares, in each case, without interest and less any applicable withholding taxes (the “Transaction Consideration”), upon the terms and subject to the conditions set forth in the Prospectus/Offer, dated December 21, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”), copies of which are attached as Exhibits (a)(4) and (a)(1)(A), respectively, to the Tender Offer Statement on Schedule TO filed by MACOM and Purchaser with the SEC on December 21, 2016, as amended or supplemented from time to time.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information to be Furnished.

I.	Item 8 of the Schedule 14d-9 is hereby amended and supplemented by adding a new subsection entitled “Completion of the Offer” as the last section in Item 8:

The Offer expired as scheduled at 12:00 A.M. midnight, Eastern Time, at the end of January 25, 2017 (the “Expiration Date”) and was not extended. American Stock Transfer & Trust Company, LLC, the depositary and exchange agent (the “Depositary”) for the Offer, advised MACOM and the Purchaser that, as of the Expiration Date, a total of 64,466,896 Shares had been validly tendered and not properly withdrawn from the Offer, which tendered Shares represented approximately 73.6% of the Shares outstanding as of January 25, 2017. All conditions to the Offer having been satisfied (or waived), the Purchaser accepted for payment all such Shares validly tendered and not properly withdrawn prior to the Expiration Date, and payment for such Shares is being made to the Depositary, which will act as the exchange agent for tendering Company stockholders for the purpose of receiving payments for tendered Shares and transmitting such payments to tendering Company stockholders whose Shares have been accepted for payment, in accordance with the terms of the Offer.

Following consummation of the Offer, the Purchaser intends to acquire the remaining Shares through the First Merger. The Purchaser has acquired a sufficient number of Shares to complete the First Merger without a vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. Accordingly, the First Merger will be completed pursuant to Section 251(h) of the DGCL. At the effective time of the First Merger, each Share then outstanding will be converted into the right to receive the Transaction Consideration (other than dissenting, converted and cancelled shares). Following the First Merger, all Shares will be delisted from the NASDAQ and deregistered under the Exchange Act.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APPLIED MICRO CIRCUITS CORPORATION

By:	/s/ Dr. Paramesh Gopi
Name: Dr. Paramesh Gopi, Chief Executive Officer

Dated: January 26, 2017